

April 14, 2008

Via Facsimile (267) 545-4898 and U.S. Mail

Richard Leza
2090 Liliano Drive
Sierra Madre, CA 91024

RE: Rackable Systems, Inc.
Preliminary Proxy Statement PREC14A
Filed April 7, 2008
File No. 0-51333

Dear Mr. Leza:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On the cover page of the proxy statement, list all participants in the solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A.

2. Also on the cover page of the proxy statement, in addition to stating the number of directors to be elected at the next annual meeting, please state the total number of directors of Rackable Systems.

3. Throughout your proxy statement you refer to the "definitive proxy statement filed by Rackable Systems", which has not yet been filed. To the extent that you wish to rely on the company's proxy statement to provide shareholders with some of the required disclosure specific to the company, including, but not limited to, the identity of shareholders owning more than 5% of the company's securities, as well as other information about the Company and its officers and directors required by Schedule 14A, you must follow the procedure specified in Rule 14a-5(c). That is, you must refer to the information specifically and state that shareholders may find it in the company's proxy statement. Note that we believe reliance on Rule 14a-5(c) before Rackable Systems distributes the information to security holders would be inappropriate. Once Rackable System's proxy materials are available, consider whether it might be more helpful to readers to make specific references to the sections of their materials that you are directing them to read. Please confirm your understanding that you may not disseminate your materials until Rackable Systems has filed and mailed definitive proxy solicitation materials.

Election of Directors, page 2

4. Please include a background section discussing your material relationship(s) with the company, your reasons for contesting the election of members to the board and your intentions and/or policy priorities, if elected to the board. Shareholders should understand the basis for the contested election as well as the implications of a vote in favor of your slate, which, if elected, would constitute a minority of the full board of directors. Since you and Mr. Montoya will make up only a minority of the board even if elected, any discussion of your plans for the Company should be caveated by a statement that your ability to implement change will be limited by your minority status on the board.

5. Please revise the disclosure to include in this section all of the information that relates to the election of directors. Specifically, please include here the information contained in Annex A relating to Messrs. Leza and Montoya and any arrangements, interests and transactions with Rackable Systems, Inc.

6. You disclose that you believe that Rackable Systems is designating seven incumbent nominees to stand for election "based on the most current information available." Please disclose the source of this information.

Information about the Leza Nominees, page 2

7. Please briefly describe the proxy contests referenced in Mr. Leza's employment history. Specifically, disclose whether any of the contests related to Rackable Systems, the dates of the contests, the nature of each, the companies involved and the outcomes.

8. In describing the work experience for Mr. Montoya, please disclose the complete five-year employment history and include dates during which he worked at the various places of employment cited. Ensure also that you provide the dates during which Mr. Montoya served on the various boards of directors that are referenced.

Voting Procedures, Page 3

"How do I vote by proxy?" page 4

9. You refer to voting by telephone and via the Internet but have not included a voting instruction form or instructions on the proxy card. Please revise to provide this information or advise.

"What if I want to revoke my proxy?" page 4

10. Please clarify that a proxy returned to Mr. Leza may be revoked by delivering a later-dated proxy or written notice to either Mr. Leza or to the company.

Proxy Solicitation and Expenses, page 6

11. You disclose that you "may" seek re imbursement from the company for costs "particularly if the Leza Nominees are elected" to the board. Please disclose what factors will affect your decision to seek or not to seek reimbursement in either case. Similarly, disclose what factors will affect your decision regarding whether it is "necessary" to submit the question of such reimbursement to a vote of securities holders. See Item 4 (b)(5) of Schedule 14A.

12. We note that solicitations may be made using numerous methods. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in e-mail correspondence and information posted on web sites and chat rooms as well as in print advertising, television and radio must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Other Matters to be Voted Upon, page 6

13. Please revise the statement that appears in this section to include the appropriate limitations on your discretionary authority as described in Rule 14a-4(c)(3) of Regulation 14A.

Richard Leza
April 14, 2008
Page 4

Annex A

Additional Information about the Leza Nominees, page 9

14. Please note that the related persons transactions required to be disclosed under Item 404(a) of Item S-K, applicable to you by paragraph (b)(xi) of Item 5 of Schedule 14A are those transactions where the amount involved exceeds $120,000, not $60,000 as indicated in your disclosure. Please revise accordingly.

Form of Proxy

15. Please revise to indicate that the proxy cards are "preliminary copies." Refer to Rule 14a-6(e)(1).

16. Please revise to include the affirmative statement required by Rule 14a-4(d)(iv) of Schedule 14A. Note that Rule 14a-4(d) permits you to seek authority to vote for nominees named in the registrant's proxy statement provided you comply with subparagraphs (d)(i) through (d)(iv) of the rule.

Closing Comments

Please amend your filing and respond to these comments or tell us when you will provide us with a response. Providing us with marked copies of the revised proxy statement will help to expedite our review. Please note that given the nature and number of comments above, we are likely to have additional comments on your revised proxy materials.

Please furnish a cover letter with your revised materials that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the disclosure in your proxy statement, you are responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each participant in the solicitation acknowledging that:

▪ He or she is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- He or she may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need additional assistance, please contact me at (202) 551-3257.

Sincerely,

Celeste Murphy
Special Counsel
Office of Mergers and Acquisitions